    As filed with the Securities and Exchange Commission on November 5, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                       FUSION MEDICAL TECHNOLOGIES, INC.
             (Exact name of Registrant as specified in its charter)
                               ----------------

                  Delaware                                        96662349
                  (State of                                   (I.R.S. Employer
               incorporation)                              Identification Number)

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                PHILIP M. SAWYER
                     President and Chief Executive Officer
                       Fusion Medical Technologies, Inc.
                              1615 Plymouth Street
                        Mountain View, California 94043
                                 (650) 903-4000
 (Name, address, including zip code, and telephone number, including area code of agent for service)

                               ----------------
                                   Copies to:
                             J. CASEY McGLYNN, ESQ.
                                DAVID SAUL, ESQ.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                          Palo Alto, California 94304
                                 (650) 493-9300
                               ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If only the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

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----------------------------------------------------------------------------------------
                                                 Proposed       Proposed
                                     Amount      Maximum        Maximum      Amount of
     Title of Each Class of          to be    Offering Price   Aggregate    Registration
   Securities to be Registered     Registered  per Share(1)  Offering Price     Fee
----------------------------------------------------------------------------------------
Common Stock $.001 Par Value        872,000       $10.10     $8,807,200.00   $2,448.41
----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 (c) promulgated under the Securities Act of 1933 by using the average of the high and low prices of the Company's Securities on November 1, 1999.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This prospectus shall not constitute an offer to sell or + +the solicitation of an offer to buy nor shall there be any sale of these + +securities in any State in which such offer, solicitation or sale would be + +unlawful prior to the registration or qualification under the securities laws +
+of any such State.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 5, 1999

PROSPECTUS

                       FUSION MEDICAL TECHNOLOGIES, INC.

                         872,000 Shares of Common Stock

  We have prepared this prospectus to allow the selling stockholders we identify herein to sell up to 872,000 shares of our common stock. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

  Our common stock is traded on the Nasdaq National Market under the symbol "FSON." On November 4, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $11.125 per share.

                                  -----------

    Investing in our common stock involves a high degree of risk. See "Risk
                         Factors" beginning on page 2.

                                  -----------

Neither the SEC nor any state securities commission has approved the common stock, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is November   , 1999.

                       FUSION MEDICAL TECHNOLOGIES, INC.

   We are developing and commercializing proprietary collagen gel-based products for use in controlling bleeding in a variety of surgeries. Our lead product is FloSeal(TM) Matrix Hemostatic Sealant ("FloSeal"), which combines a gel derived from collagen with thrombin, a potent clotting agent, to control surgical bleeding. We have designed FloSeal to complement sutures and staples and to overcome limitations of existing products used to control bleeding, including topical hemostats, fibrin glues and other types of surgical sealants and adhesives.

   In November 1998, we completed enrollment in a 309-patient U.S. pivotal clinical trial for FloSeal in patients undergoing cardiac, vascular and spinal surgery. The pivotal trial was designed primarily to test whether FloSeal stopped bleeding within ten minutes at least as frequently as the Gelfoam plus thrombin control. Gelfoam plus thrombin is a product widely used to control surgical bleeding. We anticipate FloSeal competing against Gelfoam plus thrombin. In a subset analysis, the trial showed that FloSeal stopped patients' bleeding within ten minutes in 96% of all patients treated with FloSeal, whereas Gelfoam plus thrombin stopped patients' bleeding within ten minutes in 77% of all patients in the control group. The trial also showed that FloSeal stopped patients' bleeding at least two times more quickly than Gelfoam plus thrombin.

   In April 1999 the premarket approval ("PMA") application for FloSeal was accepted by the U.S. Food and Drug Administration ("FDA"). We have been informed by the FDA that advisory panel review will not be required. We have received the CE mark which will allow us to commercialize FloSeal in the European Union. We have reported revenues of $81,000 in European sales for the second and third quarters of 1999. European revenues are projected to increase, and assuming FDA approval, we project revenues from U.S. sales as well. We also anticipate, however, incurring increased expenses relating to FloSeal sales and marketing, research and development, manufacturing and general and administrative expenses. We have not achieved, nor do we expect to achieve, profitability before 2001.

   We are also developing additional bleeding control products based upon the core technology underlying FloSeal. These products include SinuSeal, for use in ear, nose and throat surgeries, a femoral artery puncture sealing device for use following vascular interventional procedures and the FloSeal sponge, a dry, sponge-like formulation of FloSeal requiring no mixing, for use in trauma, ambulance and battlefield applications. We expect to file a PMA supplement for SinuSeal shortly after obtaining FloSeal FDA approval. We expect to begin pivotal clinical trials for the femoral artery closure device in 2000. Our address is 1615 Plymouth Street, Mountain View, California 94043, and our telephone number is (650) 903-4000.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties.

We did not generate any revenues in 1998 and only modest revenues in 1999. We have a history of losses and we expect losses to continue in the future.

   We did not generate any revenues in 1998 and have generated only limited revenues so far in 1999. We have a history of losses and we expect losses to continue in the future. We have not achieved, nor do we expect to achieve, profitability before 2001. We incurred net losses of $7.0 million, $9.9 million and $7.7 million for the years ended December 31, 1996, 1997 and 1998, respectively. As of September 30, 1999, we had an accumulated deficit of $34.9 million. We have reported revenues of $81,000 in European sales for the second and third quarters of 1999. We have not had significant revenues in any period since our inception. We expect to increase our operating expenses in the near future, including sales and marketing, manufacturing and research and development expenses, as we approach U.S. commercialization of FloSeal and continue development of our other products. As a result, we will need to generate significant revenues to achieve and maintain profitability. The amount of future net losses and the time required to achieve profitability are highly uncertain. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase such profitability on a quarterly or annual basis.

If we do not obtain FDA approval, we cannot sell FloSeal in the United States, which would significantly harm our business.

   FloSeal is considered to be a medical device and is regulated by the Center for Devices and Radiological Health, a division of the FDA, and, as such will be subject to extensive regulation in the United States. Before we can market FloSeal or any of our other products under development in the United States, we must show in clinical trials our products are safe and effective, and obtain approval from the FDA, which cannot be guaranteed.

   We must obtain premarket approval from the FDA for FloSeal before we can market it. In 1998, we conducted a ten-center, 309-patient pivotal clinical trial to demonstrate the safety and effectiveness of FloSeal. Our PMA for FloSeal was accepted for filing by the FDA and given streamlined review status on April 19, 1999. We cannot guarantee either the timing or receipt of approval. The FDA may also limit the commercial claims and uses of FloSeal or any of our other products. Delays in the FloSeal approval process, limitation of labeling claims or denial of our PMA would cause our business to be materially and adversely affected. We will face a similar process and similar risks for any new product we wish to market.

If we do not successfully commercialize FloSeal, our business will suffer.

   We are dependent upon the success of our lead product under development, FloSeal. We have not yet received necessary regulatory approval for the commercial sale of FloSeal in the United States. We received the European CE mark on April 20, 1999 and, as required by statute, have notified the FDA that we have begun to export FloSeal to Europe. Our PMA application for FloSeal was accepted for filing by the FDA and given streamlined review status on April 19, 1999. Our success after regulatory approval, if any, will depend on the medical community's acceptance of FloSeal and our ability to successfully scale up commercial manufacturing and develop an effective sales, marketing and distribution capability. We cannot predict how quickly, if at all, the medical community will accept FloSeal, or if accepted, the extent of its use. A surgeon's use of FloSeal will require the surgeon to change from his or her usage of more familiar currently available products. For FloSeal to achieve market acceptance, it will have to be priced competitively and offer clinically significant advantages over other commercially available products. Even if the market generally accepts FloSeal, surgeons may choose to use it in fewer procedures than projected. If FloSeal does not achieve significant market adoption, our business will be materially and adversely affected.

Significant increases in operating expenses in the future may adversely affect our operating results and financial condition.

   We plan to significantly increase our operating expenses to expand our sales and marketing operations and broaden our customer support capabilities as we approach commercial introduction of FloSeal and fund greater levels of product development. Our operating expenses, which include sales and marketing, research and development and general and administrative expenses, are based on our expectations of future revenues and are relatively fixed in the short term. If revenues fall below our expectations, we will not be able to quickly reduce our spending in response, which would materially adversely affect our operating results and financial condition.

Our limited operating history, dependence upon an unapproved product and lack of experience in manufacturing and marketing FloSeal may result in significant fluctuations of our financial results.

   Our limited operating history, dependence upon FloSeal to provide future revenue and our lack of experience in manufacturing and marketing FloSeal in commercial quantities may likely cause our operating results to fluctuate dramatically. As a result of these fluctuations and uncertainties in our operating results, we believe quarter-to-quarter or annual comparisons of our operating results are not a good indication of our future performance. In addition at some point in the future, these fluctuations may likely cause us to perform below the expectations of public market analysts and investors. If our results were to fall below market expectations, the price of our common stock would likely fall. Our limited operating results have varied widely in the past, and we expect they will continue to vary significantly from quarter-to-quarter as we attempt to commercially produce and establish our products in the market after the appropriate governmental approvals are received.

We may need to raise additional money before we expect to achieve profitability. If we fail to raise any such needed additional money, our business will suffer.

   We expect to receive net proceeds of approximately $7.6 million from the private offering of common stock under which the selling stockholders obtained the shares. In addition to our current cash and cash equivalents, these proceeds should be sufficient to fund our planned operations through 2001. If we fail to achieve profitability by 2002 we would need to raise additional funds in order to be successful. Future financing strategies may include, but are not limited to:

  . partnering relationships with larger medical device companies,

  . bank facilities, or

  . debt or additional equity offerings.

   If we are unable to raise additional funds when needed, we may not be able to market FloSeal as planned, or continue development of our other products, which would materially and adversely affect our business.

Additional funding may not be available to us or, if available, may not be available on commercially reasonable terms.

   If we need to raise additional money to fund our operations, we cannot be certain that funding from any source will be available to us on acceptable terms, or at all. The amount and the timing of raising additional funds will depend primarily upon our ability to obtain needed regulatory clearances and generate revenues from the sale of FloSeal. Our inability to obtain any needed additional funding on reasonable terms will materially and adversely affect our business.

We may have to incur significant costs in attaining and maintaining compliance with regulations governing our manufacturing operations.

   We are required to demonstrate compliance with the good manufacturing practice requirements for medical devices incorporated into the FDA's Quality System Regulations ("QSR") before approval of FloSeal, and maintain compliance after approval. The QSR are similar to good manufacturing practices and relate to product testing and quality assurance, as well as the maintenance of records and documentation. The FDA enforces the QSR through pre-approval and periodic post-approval inspections. We can provide no assurance we will be able to maintain compliance on an ongoing basis. If we or any third party manufacturer of our products does not conform to the QSR and cannot be brought up to such a standard, we will be required to find alternative manufacturers that do conform. This may be a long and difficult process. Those manufacturers must be approved by the FDA before they can commercially manufacture our products. We may have to incur significant costs to comply with such laws and regulations and our failure to comply with them could lead to penalties that could have a material and adverse affect on our business.

International sales of our products will also be subject to extensive regulation.

   Marketing of FloSeal in jurisdictions outside of the U.S. requires compliance with additional local regulations. We cannot guarantee we will be able to comply with such local regulations and thus cannot guarantee that we will be allowed to sell FloSeal to any or all of these markets.

If we fail to maintain regulatory approvals after FloSeal is commercialized, our business will suffer.

   After regulatory approval of FloSeal, we will continue to be subject to extensive regulatory requirements. These regulations are wide-ranging and govern, among other things:

  . product changes or modifications,

  . product manufacturing,

  . Quality System requirements,

  . Medical Device Reporting regulations,

  . FDA's restrictions on promoting products for unapproved, off-label uses, and

  . product sales and distribution.

   If we fail to comply or maintain compliance with medical device laws or regulations, we may be fined and barred from selling our products. If the FDA believes that we are not in compliance with the law, it can:

  . detain or seize our products,

  . issue a recall,

  . enjoin future violations, and

  . assess civil and criminal penalties against us.

   Our failure to comply with regulatory requirements could have a material adverse effect on our business. Regulations are also subject to change. We cannot predict the effect, if any, that such changes might have on our business.

Our ability to achieve any significant revenue will depend on our ability to establish effective sales, marketing and distribution capabilities.

   If we fail to establish a sufficient marketing and distribution or direct sales force to commercialize FloSeal or any of our other products, our ability to enter new or existing markets will be impaired. Our inability to effectively enter these markets would materially and adversely affect our business. The alternatives for selling our products are:

  . distribution agreements,

  . collaborative arrangements with corporate strategic partners, or

  . our own direct sales force.

   Although we entered into a multiyear distribution agreement with Sulzer Spine-Tech, Inc. in June 1999, we cannot be certain we will be able to enter into additional distribution agreements or collaborative arrangements on a timely basis or at all, or that these relationships will be successful. We have only limited experience in establishing and managing a direct sales force, from selling the RapiSeal patch, a discontinued product line, and we cannot be certain we can establish and manage a direct sales force for FloSeal. Our ability to achieve any significant revenue will depend heavily upon our success in establishing effective sales and marketing capabilities, through a combination of distribution or collaboration arrangements and a direct sales force.

We may be unable to effectively commercialize FloSeal because the market for surgical bleeding control products is highly competitive.

   The market for products that control surgical bleeding is highly competitive. A wide variety of approved products such as Gelfoam plus thrombin and fibrin glues, exist today and will compete directly with FloSeal, which has not yet received approval for U.S. sale. Many competitive products are produced by companies that have competitive advantages over us, such as:

  . greater name recognition,

  . broader product lines,

  . greater distribution capabilities,

  . substantially greater capital resources, and

  . larger marketing, research and development staffs and facilities.

   Such companies include, for example Pharmacia & Upjohn AB and Johnson & Johnson. We cannot be certain FloSeal or our other products will be able to successfully compete against these products and companies, or any other companies which may enter the marketplace. In addition, we cannot be certain that current competitors or other companies will not succeed in developing technologies and other products that are more effective or that would render our technology or products obsolete or unable to compete.

We have one issued patent and five pending patent applications. Our failure to obtain additional issued patents and, consequently, to protect our proprietary technology, could impair our competitive position.

   We regard elements of FloSeal as proprietary and we attempt to protect them through patent and trade secret laws and restrictions, as well as licenses and contractual confidentiality provisions. Any steps we take to protect our intellectual property may be inadequate and expensive. Despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. We have one issued U.S. patent and five pending U.S. patent applications relating to FloSeal and other products under development. We also have two corresponding international patent applications filed under the Patent Cooperation Treaty and may file additional patent applications outside the United States at a later date. Obtaining foreign patents may be more difficult than obtaining U.S. patents because of differences in patent laws. Protection provided by foreign patents, if obtained, and any other foreign intellectual property protection may be weaker than provided domestically. Any existing or new patent applications, domestic or international, may not result in:

  . the priority of our patent applications over others' applications or issued patents,

  . the issuance of any patents, or

  . any competitive advantage.

   Furthermore, our competitors may independently develop similar technology in the future that substantially limits the value of our intellectual property.

We may not be able to commercialize FloSeal or our other products under development if they infringe existing patents or patents that have not yet issued, which would materially harm our business.

   We have conducted searches to determine whether our patent applications interfere with existing patents. Based upon these searches, we believe that our patent applications and products do not interfere with existing patents. However, we cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or commercialize our products. Moreover, since U.S. patent applications are not a matter of public record, a patent application could currently be on file that would stand in our way of obtaining an issued patent. In addition, a number of medical device and other companies, universities and research institutions have filed patent applications or have issued patents relating to compositions and methods for surgical sealing. The issuance of any of these potentially competing patents could materially and adversely affect our business.

The European fear of "mad cow disease" could adversely impact acceptance of our products in Europe.

   There is uncertainty as to the European acceptance of products that incorporate elements derived from cows. This uncertainty is due to concerns over transmission of disease from cows to humans. This disease in cows is commonly referred to as "mad cow disease." Transmission of this disease to humans may cause serious illness or death. FloSeal and our other products under development contain thrombin and gelatin derived from bovine tissue only from traceable U.S. herds. There have been no cases of mad cow disease associated with cattle from traceable U.S. herds. Despite this fact, concerns over transmission of this disease to humans may prevent or substantially delay the acceptance of FloSeal in Europe. A delay could materially and adversely affect our business.

We cannot be certain that we will be able to manufacture FloSeal in high volumes at commercially reasonable costs.

   We have produced FloSeal for use in Europe and our clinical trials. However, we have no experience manufacturing FloSeal or any of our other products under development in the amounts necessary to achieve significant commercial sales. We have expanded our manufacturing capacity, but we cannot be certain we will be capable of reliable, high-volume manufacturing at commercially reasonable costs. We could encounter problems related to:

  . capacity constraints,

  . production yields,

  . quality control, and

  . shortages of qualified personnel.

   Such problems could affect our ability to adequately scale-up production of our products and fulfill customer orders on a timely basis, which could materially and adversely affect our business.

   Our manufacturing facilities will be subject to QSR, international quality standards and other regulatory requirements, including pre-approval inspection for FloSeal and periodic post-approval inspections for all products. Our failure to implement and maintain our facilities in accordance with these regulatory requirements and standards will result in a delay or termination of production. Any delay or termination of production would materially and adversely affect our business.

We do not have long-term supply arrangements with our key suppliers. There is a risk we could lose one or more of our key suppliers, which would disrupt our business.

   We currently purchase bovine hides and thrombin, essential elements of FloSeal, as well as sterilization services for the end product, from single suppliers. We purchase bovine hides from Spear Products and thrombin from GenTrac, Inc. We do not have long-term supply arrangements with any of these suppliers. In the event any of our current single source suppliers become unavailable for any reason, we will be required to obtain regulatory approval of alternative suppliers and our business would be disrupted. Any disruption caused by a loss of one of these suppliers could materially and adversely affect our business.

Failure of our end-users to obtain adequate third party reimbursement for the procedures utilizing FloSeal or our other products could adversely affect our business.

   In the United States, health care providers that purchase medical devices, such as FloSeal and our other products under development, generally rely on third party payors, such as federal Medicare, state Medicaid and private health insurance plans, to reimburse some or all of the cost of the procedure in which the medical device was used. We expect in a prospective payment system, such as the one utilized by the Health Care Financing Administration which manages the federal Medicare program, and whose polices are followed by state Medicaid and private third party payors, our products' costs will be incorporated into the overall cost of the procedures, and there will not be separate reimbursement for our products. Our success depends, in part, upon health care providers obtaining satisfactory reimbursement from third party payors for surgical procedures that may use FloSeal and our other products under development. Failure by our products' users to obtain sufficient reimbursement from third party payors for procedures in which our products are used or adverse changes in governmental and private third party payors' policies toward reimbursement for such procedures could mean that they reduce or eliminate purchases of our products, which would materially and adversely affect our business.

   If we obtain the necessary foreign regulatory approvals, international market acceptance of our products would be dependent, in part, upon the availability of reimbursement for our products or procedures that use our products by the prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. We intend to seek international reimbursement approvals where applicable. We cannot be certain any such approvals will be obtained in a timely manner, if at all. Failure to receive international reimbursement approvals could materially and adversely affect our business.

We may face product liability claims related to the use or misuse of our products.

   We face an inherent business risk of product liability claims in the event the use or misuse of our products results in personal injury or death. We have not experienced any such claims to date, but we cannot be certain, in particular after commercial introduction of our products, that we will not experience losses due to product liability claims. We currently maintain liability insurance with combined coverage limits of $3.0 million on a claims-made basis. We cannot be certain that the insurance policies' coverage limits are adequate. The insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against us, regardless of their merit, could materially and adversely affect our business.

Trading in our shares could be subject to extreme price fluctuations which could adversely affect your investment.

   The market price of our common stock has fluctuated widely in the past and is likely to fluctuate in the future. The stock prices of medical device companies over the last few years have been volatile and difficult to predict.

We have implemented anti-takeover provisions, any of which may reduce the market price of our common stock.

   Provisions of our Certificate of Incorporation and Bylaws and Delaware law, as well as our Preferred Shares Rights Agreement could make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to our stockholders. We discuss these provisions in detail in the section entitled "Description of Capital Stock" in our Annual Report on Form 10-K.

   The issuance of preferred stock with special voting and dividend privileges under the terms of the Preferred Shares Rights Agreement may have the effect of delaying, deferring or preventing a change in control without any further action by the stockholders. Any such issuance may materially and adversely affect the price of the common stock. The preferred stock may also result in the loss of the voting control of the holders of common stock to the holders of the preferred stock.

   We also have a staggered board of directors. The board of directors consists of seven authorized members and three classes with only one class being elected in any one year. This staggered board could make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to our stockholders.

The Year 2000 Computer Problem

   We may be adversely affected by the Year 2000 computer problem. Beginning on January 1, 2000, computer systems and software will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Our primary exposure with respect to this problem involves third party software we have purchased or licensed for our financial systems, network and telecommunications equipment. Our financial systems software is Year 2000 compliant. We have implemented the software needed to make our network Year 2000 compliant. We have analyzed the Year 2000 risk with regard to our telecommunications equipment and have concluded that there is no material Year 2000 risk.

   We have surveyed all our major vendors and have found their preparedness to be sufficient. We have expended approximately $25,000 in our internal review and will continue to make certain investments, estimated not to exceed $50,000, in our software systems and applications to ensure our information systems are ready for the year 2000. The necessary funds to support these renovations have come from our operating budget and we do not anticipate that we will need to allocate special future funding outside of historical levels for this item. The financial impact of our year 2000 readiness effort has not been and is not anticipated to be material to our financial position or results of operations in any given year. To date, we have not encountered any material Year 2000 problems with software and information systems provided to us by third parties. We have contacted our suppliers of bovine hides and thrombin, the two essential materials we require for FloSeal and have confirmed that there is no material Year 2000-associated risk of a delay in supply from these sources. We could be materially adversely affected if third parties, upon whom we depend in order to run our day-to-day business, experience Year 2000 problems. A worst case scenario would involve a complete disruption in the delivery of materials, power, heat and water to our facilities, which would prevent us from being able to manufacture and ship our products. We have not developed contingency plans for operation of our business in the event of a complete disruption of utilities and other services nor do we believe it is feasible to do so. Other than problems that would be experienced by businesses generally, we do not anticipate any Year 2000 problems unique to our company.

Our actual results could differ materially from those anticipated in our forward-looking statements.

   This prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing forward-looking statements may be found in the material set forth under the sections entitled "Fusion Medical Technologies, Inc." as well as in the prospectus generally. We used words such as "believes," "intends," "expects," "anticipates," "plans," and similar expressions identify forward-looking statements. This prospectus also contains third party estimates regarding the size and growth of the cardiovascular, spinal and vascular surgery markets, as well as the size of the suture and staples market and topical hemostat market. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for the reasons described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares by the selling stockholders under this prospectus.

                              SELLING STOCKHOLDERS

   We are registering all 872,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from selling stockholders as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate. We refer to all of these possible sellers as selling stockholders in this prospectus.

   The table below sets forth the following information with respect to each selling stockholder as of November 1, 1999: (i) name and, if applicable, the address of the selling stockholder; (ii) the number and percentage of total outstanding shares of Fusion common stock each selling stockholder beneficially owned before this offering; (iii) the number of shares of common stock the selling stockholder is offering; and (iv) the number and percentage of total outstanding shares of Fusion common stock that the selling stockholder will own after the selling stockholder sells all of the shares in this offering. Except as set forth in the table below, none of the selling stockholders has had a material relationship with us within the last three years other than as a result of the ownership of the shares or other securities of Fusion. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                                                Percentage of Total Fusion
                         Number of Shares                        Number of          Outstanding Shares
    Name of Selling     Beneficially Owned  Number of Shares    Shares Owned        Beneficially Owned
      Stockholder       Before the Offering     Offered      After the Offering   After the Offering(1)
    ---------------     ------------------- ---------------- ------------------ --------------------------
Franklin Advisers......       200,000           200,000                 0                     0%
 777 Mariners Island
  Blvd.
 San Mateo, CA 94404
Stephens -- Medical
 Technology LLC........       200,000           200,000                 0                     0
 111 Center Street
 Little Rock, Arkansas
  72201
Par Investments........       298,600           150,000           148,600                  1.49%
 One Financial Center,
  Suite 1600
 Boston, MA 02111
Dietche & Field
 Advisors..............       112,000           112,000                 0                     0
 437 Madison Avenue,
  28th Floor
 New York, NY 10022
Kensington Partners
 LP....................        74,675            74,675                 0                     0
 200 Park Avenue, Suite
  3900
 New York, New York
  10166
Westfield Performance
 Fund L.P..............        50,000            50,000                 0                     0
 One Financial Ctr.
 Boston, Massachusetts
  02111
Westfield Capital
 Growth Fund L.P.......        25,000            25,000                 0                     0
 One Financial Ctr.
 Boston, Massachusetts
  02111
Pace Partners..........       129,500            20,000           109,500                  1.10%
 981 Madison Ave. 2nd
  Floor
 New York, NY 10021
Bald Eagle Fund........        17,350            17,350                 0                     0
 200 Park Avenue, Suite
  3900
 New York, New York
  10166
Westfield Capital
 Growth Fund II L.P....        10,000            10,000                 0                     0
 One Financial Ctr.
 Boston, Massachusetts
  02111
Anthony Pace...........        16,700             5,000            11,700                     *
 981 Madison Ave. 2nd
  Floor
 New York, NY 10021
Charles Nirenberg......         4,175             4,175                 0                     0
 200 Park Avenue, Suite
  3900
 New York, NY 10166
Kensington Partners II
 LP ...................         3,800             3,800                 0                     0
 200 Park Avenue, Suite
  3900
 New York, New York
  10166

--------
*   less than 1%.
(1) Based upon a total of 9,976,716 shares outstanding after the offering.

                              PLAN OF DISTRIBUTION

   The selling stockholders may sell the common stock from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may make these sales on one or more exchanges, in the over-the-counter market or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, or in privately negotiated transactions. The selling stockholders may use one or more of the following methods to sell the common stock:

  . a block trade in which the selling stockholder's broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

  . a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

  . an exchange distribution in accordance with the rules of the applicable exchange; and

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers.

   To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

  . the name of each selling stockholder and of the participating broker-dealer(s);

  . the number of shares involved;

  . the price at which the shares were sold;

  . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

  . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  . other facts material to the transaction.

   In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

   The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

   Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because selling stockholders may be deemed "underwriters" within the meaning of section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

   Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

   The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

   We will bear all costs, expense and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities in connection with their offering of the shares, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Palo Alto, California.

                                    EXPERTS

   Our consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (and any amendments thereto) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of their common stock:

  . Annual report on Form 10-K for the fiscal year ended December 31, 1998;

  . Quarterly report on Form 10-Q for the fiscal quarter ended March 31, 1999;

  . Quarterly report on Form 10-Q for the fiscal quarter ended June 30, 1999;

  . Quarterly report on Form 10-Q for fiscal quarter ended September 30, 1999;

  . Current report on Form 8-K, filed April 8, 1999;

  . The description of our common stock contained in Forms 8-A filed on November 5, 1997 and on April 4, 1996, as amended on June 5, 1996.

   To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

     Chief Financial Officer
     Fusion Medical Technologies, Inc.
     1615 Plymouth Street
     Mountain View, CA 94043
     (650) 903-4021

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Fusion Medical Technologies, Inc. .........................................   1
Risk Factors...............................................................   2
Use of Proceeds............................................................   9
Selling Stockholders.......................................................  10
Plan of Distribution.......................................................  11
Legal Matters..............................................................  12
Experts....................................................................  12
Where You Can Find More Information........................................  13



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 872,000 Shares


                                  Common Stock

                                ----------------

                                   PROSPECTUS

                                ----------------

                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than the underwriting commission, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC Registration Fee and the Nasdaq National Market Application Fee.

   SEC Registration Fee............................................... $  2,449
   Nasdaq National Market Application Fee.............................   17,440
   Printing and Engraving Expenses ...................................    5,000
   Legal Fees and Expenses............................................   50,000
   Accounting Fees and Expenses.......................................   25,000
   Transfer Agent and Registrar Fees..................................    5,000
   Miscellaneous Expenses.............................................   20,111
                                                                       --------
     Total............................................................ $125,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act. The Registrant's Certificate of Incorporation and bylaws contain provisions covering indemnification of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers, employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934, as amended.

   The Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

   The Registrant's Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

   The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

   At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits

   3.1+ Amended and Restated Certificate of Incorporation of Registrant.

   3.2+ Amended and Restated Bylaws of the Registrant.

   4.1+ Form of Common Stock Certificate.

   4.2  Stock purchase agreement dated November 1, 1999.

   5.1  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

  23.1  Consent of PricewaterhouseCoopers LLP, independent accountants.

  24.1  Power of Attorney (see page II-4).

--------
+ Incorporated by reference to our Registration Statement on Form SB-2 (File No. 33-3990-LA) filed with the Securities and Exchange Commission on April 22, 1996.

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes that:

     (a) Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction in the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

     (d) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein.

   The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     3. That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     4. For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registrant Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 3rd day of November, 1999.

                                          FUSION MEDICAL TECHNOLOGIES, INC.

                                                  /s/ Philip M. Sawyer
                                          By: _________________________________
                                                      Philip M. Sawyer
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Philip M. Sawyer and Larry J. Strauss and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every Act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                   Date
             ---------                           -----                   ----

      /s/ Philip M. Sawyer           President, Chief Executive    November 3, 1999
____________________________________  Officer and Director
          Philip M. Sawyer            (Principal Executive
                                      Officer)

       /s/ Gordon Russell            Chairman of the Board of      November 3, 1999
____________________________________  Directors
           Gordon Russell


      /s/ Olav B. Bergheim           Director                      November 3, 1999
____________________________________
          Olav B. Bergheim

       /s/ Vaughn Bryson             Director                      November 3, 1999
____________________________________
           Vaughn Bryson

                                     Director
____________________________________
        Douglas Kelly, M.D.


      /s/ J. Michael Egan            Director                      November 3, 1999
____________________________________
          J. Michael Egan

                                 Exhibit Index

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
  3.1+   Amended and Restated Certificate of Incorporation of Registrant.

  3.2+   Amended and Restated Bylaws of the Registrant.

  4.1+   Form of Common Stock Certificate.

  4.2    Stock purchase agreement dated November 1, 1999.

  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

 23.1    Consent of PricewaterhouseCoopers LLP, independent accountants.

 24.1    Power of Attorney (see page II-4).

--------
+ Incorporated by reference to our Registration Statement on Form SB-2 (File No. 33-3990-LA) filed with the Securities and Exchange Commission on April 22, 1996